UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

Brazilian Real 100,000,000 6.75 per cent. Notes due February 4, 2024 payable in United States Dollars

Filed pursuant to Rule 3 of Regulation BW

Dated: February 1, 2019

The following information regarding the Brazilian Real (“BRL”) 100,000,000 6.75 per cent. Notes due February 4, 2024 payable in United States Dollars (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2018) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) BRL 100,000,000 6.75 per cent. Notes due February 4, 2024.

(b) The interest rate per BRL5,000 (the “Specified Denomination”) for the period from February 4, 2019 to February 4, 2024 will be 6.75%, payable annually on February 4 in each year.

The Fixed Coupon Amount for the relevant Interest Period shall be BRL 337.50 per Specified Denomination, payable in United States Dollars (“USD”) and determined by the Calculation Agent by applying the following formula on the applicable BRL Valuation Date:

BRL 337.50 divided by BRL Rate (as defined in Term 17 below) on such BRL Valuation Date.

“BRL-PTAX Rate” means, in respect of each relevant BRL Valuation Date, the closing BRL/USD offered exchange rate for USD, expressed as the amount of BRL per one USD, as reported by the Banco Central do Brasil (www.bcb.gov.br; see “Cotações e boletins”), or any succeeding rate source, by approximately 1:15 p.m. São Paulo time on such BRL Valuation Date and as published on Reuters Screen “BRLUSDPTAX= CBBR” page (or such other page or services as may replace that page to be used for the purpose of obtaining the reference rate), provided that in the event of any inconsistency between such rate on Banco Central do Brasil’s website and such rate on Reuters Screen “BRLUSDPTAX= CBBR” Page, the BRL/USD offered exchange rate on Banco Central do Brasil’s website shall prevail.

“BRL Rate” means, in respect of a BRL Valuation Date, the BRL/USD exchange rate, expressed as the amount of BRL per one USD:

(a) as determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable BRL-PTAX Rate; or

(b) in the event of Price Source Disruption, as determined by the Calculation Agent for the relevant BRL Valuation Date by requesting five leading reference banks (selected by the Calculation Agent at its sole discretion) in the U.S. interbank market for their mid-market quotations of the BRL/USD spot exchange rate at approximately 4:00 p.m. New York time on such date. The highest and the lowest of such quotations will be disregarded and the arithmetic mean (rounded to the nearest four decimal places with 0.00005 being rounded upwards) of the remaining three quotations will be the BRL Rate, provided that, if two or more such quotations are the highest quotations, then only one of such highest quotations shall be disregarded, and if two or more such quotations are the lowest quotations then only one of such lowest quotations shall be disregarded.

Provided that, if only four quotations are so provided, then the BRL Rate shall be the arithmetic mean of such quotations without regard to the highest and lowest values quoted, and provided further that, if two or more such quotations are the highest quotations, then only one of such highest quotations shall be disregarded, and if two or more such quotations are the lowest quotations then only one of such lowest quotations shall be disregarded.

If fewer than four quotations but at least two quotations can be obtained, then the BRL Rate shall be the arithmetic mean (rounded to the nearest four decimal places with 0.00005 being rounded upwards) of the quotations actually obtained by the Calculation Agent.

If only one quotation is available, the Calculation Agent may determine that such quotation shall be the BRL Rate, and if no such quotation is available or if the Calculation Agent determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the BRL Rate shall be determined by the Calculation Agent acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

Provided further that, if the BRL Valuation Date falls on an Unscheduled Holiday, the BRL Rate will be determined by the Calculation Agent on such BRL Valuation Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

“BRL Valuation Date” means the date that is ten (10) Business Days prior to the relevant Interest Payment Date or the Maturity Date, as applicable (the “Scheduled BRL Valuation Date”), provided that, if a Price Source Disruption has occurred or exists on the Scheduled BRL Valuation Date, the BRL Valuation Date will be the next following Business Day, and provided further that, if the Price Source Disruption continues to exist on such next following Business Day, the BRL Valuation Date shall be such Business Day. If an Unscheduled Holiday occurs on a day that would have been a Scheduled BRL Valuation Date but for the occurrence of such Unscheduled Holiday, the BRL Valuation Date will be the next following Business Day, provided, however, if an Unscheduled Holiday occurs on any day that would have been a BRL Valuation Date but for the occurrence of such Unscheduled Holiday, other than the Scheduled BRL Valuation Date, such Unscheduled Holiday shall be the BRL Valuation Date. If an Unscheduled Holiday occurs between a BRL Valuation Date and the relevant Interest Payment Date, the Maturity Date or the date upon which the Notes become due and payable as provided in Condition 9, as applicable, such BRL Valuation Date shall not be subject to any postponement or adjustment.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and São Paulo.

“Calculation Agent” means Citibank, N.A., London Branch, or its duly appointed successor.

“EMTA” means EMTA, Inc., the trade association for the Emerging Markets, or any successor.

“EMTA BRL Exchange Rate Divergence Procedures” means the “EMTA BRL Exchange Rate Divergence Procedures” published by EMTA on 22 January 2018 (as amended from time to time).

“Exchange Rate Divergence” means, upon notice to the EMTA membership, that, in the reasonable and independent judgement, as notified to EMTA in accordance with the EMTA BRL Exchange Rate Divergence Procedures, of not less than 7 unaffiliated EMTA members that are recognized market makers active in the BRL/USD foreign exchange market (no less than 4 of which shall be active participants in the onshore BRL/USD spot market), the BRL-PTAX Rate (following a split of the exchange rates in Brazil or otherwise) no longer reflects the then-prevailing BRL/USD spot rate for standard-size wholesale financial transactions involving the exchange of BRL for USD delivered outside of Brazil. For purpose hereof, “unaffiliated EMTA members” means EMTA members that are not within the same business group, under common control, or are related corporate entities and “EMTA members” are EMTA members in good standing at the time of the submission of the notice

“Price Source Disruption” means, as determined by the Calculation Agent on the relevant BRL Valuation Date, either:

(a) the BRL-PTAX Rate is not available; or

(b) there is an event of Exchange Rate Divergence.

“São Paulo Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paulo.

“Unscheduled Holiday” means a day that is not a São Paulo Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in São Paulo two (2) São Paulo Business Days prior to the relevant BRL Valuation Date.

(c) Maturing February 4, 2024. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) The Final Redemption Amount shall be BRL 5,000 per Specified Denomination, payable in USD and determined by the Calculation Agent by applying the following formula on the BRL Valuation Date immediately prior to the Maturity Date.

Specified Denomination divided by BRL Rate (as defined below) on such BRL Valuation Date.

For definition of terms, please refer to Item 1(b) above.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of January 29, 2019, the Bank entered into a Terms Agreement with Morgan Stanley & Co. LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating BRL 100,000,000 at 98.25% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about February 4, 2019.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 98.25%	0.25%	98.00%
Total: USD 25,864,111.41	USD 65,811.99	USD 25,798,299.42

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated January 29, 2019.

B.	Terms Agreement dated January 29, 2019.

Final Terms dated January 29, 2019

International Bank for Reconstruction and Development

Issue of BRL100,000,000 6.75 per cent. Notes due February 4, 2024 payable in United States Dollars

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target markets – See Term 27 below.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100643

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil (“Brazilian Real” or “BRL”), provided that all payments in respect of the Notes will be made in United States Dollars (“USD”).

4. Aggregate Nominal Amount:

(i) Series:	BRL 100,000,000

(ii) Tranche:	BRL 100,000,000

5. Issue Price:	98.25 per cent. of the Aggregate Nominal Amount

6. Specified Denominations (Condition 1(b)):	BRL 5,000

7. Issue Date:	February 4, 2019

8. Maturity Date (Condition 6(a)):	February 4, 2024

9. Interest Basis (Condition 5):	6.75 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par payable in USD (further particulars specified below)

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	6.75 per cent. per annum payable annually in arrear

(ii) Interest Payment Date(s):	February 4 in each year, from and including February 4, 2020 to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(iii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Fixed Coupon Amount(s):

The Fixed Coupon Amount for the relevant Interest Period shall be BRL 337.50 per Specified Denomination, payable in USD and determined by the Calculation Agent by applying the following formula on the applicable BRL Valuation Date:

BRL 337.50 divided by BRL Rate (as defined in Term 17 below) on such BRL Valuation Date.

(vi) Day Count Fraction (Condition 5(l)):	Actual/Actual-ICMA

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	See Term 17 below

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):

The Final Redemption Amount shall be BRL 5,000 per Specified Denomination, payable in USD and determined by the Calculation Agent by applying the following formula on the BRL Valuation Date immediately prior to the Maturity Date.

Specified Denomination divided by BRL Rate (as defined below) on such BRL Valuation Date.

Where:

“BRL-PTAX Rate” means, in respect of each relevant BRL Valuation Date, the closing BRL/USD offered exchange rate for USD, expressed as the amount of BRL per one USD, as reported by the Banco Central do Brasil (www.bcb.gov.br; see “Cotações e boletins”), or any succeeding rate source, by approximately 1:15 p.m. São Paulo time on such BRL Valuation Date and as published on Reuters Screen “BRLUSDPTAX= CBBR” page (or such other page or services as may replace that page to be used for the purpose of obtaining the reference rate), provided that in the event of any inconsistency between such rate on Banco Central do Brasil’s website and such rate on Reuters Screen “BRLUSDPTAX= CBBR” Page, the BRL/USD offered exchange rate on Banco Central do Brasil’s website shall prevail.

BRL Rate” means, in respect of a BRL Valuation Date, the BRL/USD exchange rate, expressed as the amount of BRL per one USD:

(a) as determined by the Calculation Agent on the relevant BRL Valuation Date by reference to the applicable BRL-PTAX Rate; or

(b) in the event of Price Source Disruption, as determined by the Calculation Agent for the relevant BRL Valuation Date by requesting five leading reference banks (selected by the Calculation Agent at its sole discretion) in the U.S. interbank market for their mid-market quotations of the BRL/USD spot exchange rate at approximately 4:00 p.m. New York time on such date. The highest and the lowest of such quotations will be disregarded and the arithmetic mean (rounded to the nearest four decimal places with 0.00005 being rounded upwards) of the remaining three quotations will be the BRL Rate, provided that, if two or more such quotations are the highest quotations, then only one of such highest quotations shall be disregarded, and if two or more such quotations are the lowest quotations then only one of such lowest quotations shall be disregarded.

Provided that, if only four quotations are so provided, then the BRL Rate shall be the arithmetic mean of such quotations without regard to the highest and lowest values quoted, and provided further that, if two or more such quotations are the highest quotations, then only one of such highest quotations shall be disregarded, and if two or more such quotations are the lowest quotations then only one of such lowest quotations shall be disregarded.

If fewer than four quotations but at least two quotations can be obtained then the BRL Rate shall be the arithmetic mean (rounded to the nearest four decimal places with 0.00005 being rounded upwards) of the quotations actually obtained by the Calculation Agent.

If only one quotation is available, the Calculation Agent may determine that such quotation shall be the BRL Rate, and if no such quotation is available or if the Calculation Agent determines in its sole discretion that no suitable reference bank who is prepared to quote is available, the BRL Rate shall be determined by the Calculation Agent acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

Provided further that, if the BRL Valuation Date falls on an Unscheduled Holiday, the BRL Rate will be determined by the Calculation Agent on such BRL Valuation Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice.

“BRL Valuation Date” means the date that is ten (10) Business Days prior to the relevant Interest Payment Date or the Maturity Date, as applicable (the “Scheduled BRL Valuation Date”), provided that, if a Price Source Disruption has occurred or exists on the Scheduled BRL Valuation Date, the BRL Valuation Date will be the next following Business Day, and provided further that, if the Price Source Disruption continues to exist on such next following Business Day, the BRL Valuation Date shall be such Business Day.

If an Unscheduled Holiday occurs on a day that would have been a Scheduled BRL Valuation Date but for the occurrence of such Unscheduled Holiday, the BRL Valuation Date will be the next following Business Day, provided, however, if an Unscheduled Holiday occurs on any day that would have been a BRL Valuation Date but for the occurrence of such Unscheduled Holiday, other than the Scheduled BRL Valuation Date, such Unscheduled Holiday shall be the BRL Valuation Date. If an Unscheduled Holiday occurs between a BRL Valuation Date and the relevant Interest Payment Date, the Maturity Date or the date upon which the Notes become due and payable as provided in Condition 9, as applicable, such BRL Valuation Date shall not be subject to any postponement or adjustment.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and São Paulo.

“Calculation Agent” means Citibank, N.A., London Branch, or its duly appointed successor.

“EMTA” means EMTA, Inc., the trade association for the Emerging Markets, or any successor.

“EMTA BRL Exchange Rate Divergence Procedures” means the “EMTA BRL Exchange Rate Divergence Procedures” published by EMTA on 22 January 2018 (as amended from time to time).

“Exchange Rate Divergence” means, upon notice to the EMTA membership, that, in the reasonable and independent judgement, as notified to EMTA in accordance with the EMTA BRL Exchange Rate Divergence Procedures, of not less than 7 unaffiliated EMTA members that are recognized market makers active in the BRL/USD foreign exchange market (no less than 4 of which shall be active participants in the onshore BRL/USD spot market), the BRL-PTAX Rate (following a split of the exchange rates in Brazil or otherwise) no longer reflects the then-prevailing BRL/USD spot rate for standard-size wholesale financial transactions involving the exchange of BRL for USD delivered outside of Brazil. For purpose hereof, “unaffiliated EMTA members” means EMTA members that are not within the same business group, under common control, or are related corporate entities and “EMTA members” are EMTA members in good standing at the time of the submission of the notice

“Price Source Disruption” means, as determined by the Calculation Agent on the relevant BRL Valuation Date, either:

(a) the BRL-PTAX Rate is not available; or

(b) there is an event of Exchange Rate Divergence.

“São Paulo Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in São Paulo.

“Unscheduled Holiday” means a day that is not a São Paulo Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in São Paulo two (2) São Paulo Business Days prior to the relevant BRL Valuation Date.

18. Early Redemption Amount (Condition 6(c)):	The Final Redemption Amount per Specified Denomination as determined in accordance with Term 17 above plus accrued and unpaid interest, if any, as determined in accordance with Term 16, except that the BRL Rate shall be determined by the Calculation Agent on the day that is ten (10) Business Days prior to the day on which the Early Redemption Amount shall be due and payable (an “Early Redemption Valuation Date”) and all the references to “BRL Valuation Date” shall be deemed to be replaced by “Early Redemption Valuation Date”.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London, New York and São Paulo

22. Governing Law (Condition 14):	New York

23. Other final terms:	The first sentence of Condition 7(a)(ii) is hereby replaced by the following: “Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the calendar day before the due date for payment thereof (the “Record Date”).”

DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	Morgan Stanley & Co. LLC

26. Additional selling restrictions:	Federative Republic of Brazil

The Notes have not been and will not be registered with the “Comissão de Valores Mobiliários” – the Brazilian Securities and Exchange Commission (“CVM”) and accordingly, the Notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorised distribution of securities under Brazilian laws and regulations. The Notes are not being offered into the Federal Republic of Brazil. Documents relating to an offering of the Notes may not be supplied or distributed to the public in the Federal Republic of Brazil nor be used in connection with any offer for subscription or sale of the Notes to the public in the Federal Republic of Brazil.

27. MiFID II product governance Retail investors, professional investors and ECPs target markets:	Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and eligible counterparties (“ECPs”) target market

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

IBRD does not fall under the scope of application of the MiFID II package. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

For the purposes of this provision, the term “manufacturer” means the Dealer.

OPERATIONAL INFORMATION

28. ISIN Code:	XS1943630365

29. Common Code:	194363036

30. Delivery:	Delivery against payment

31. Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

32. Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2018.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Dealer is represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Title: Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100643 UNDER THE FACILITY

January 29, 2019

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s BRL 100,000,000 6.75 per cent. Notes due February 4, 2024 payable in United States Dollars (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on February 4, 2019 (the “Settlement Date”) at an aggregate purchase price of USD 25,798,299.42 (which is 98.00 per cent. of the aggregate nominal amount of the Notes converted into USD) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to January 23, 2019, 12:48 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above in USD (being equal to the issue price of 98.25 per cent. less the underwriting discount and commission of 0.25 per cent. of the aggregate nominal amount of the Notes, converted into USD at the agreed rate of BRL 3.7987 per USD 1.00 and rounded to the nearest two decimal places).

2

The purchase price specified above will be paid on the Settlement Date by Morgan Stanley & Co. LLC to Citibank, N.A., London Branch, as common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes); and

2

(b)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Attention: Structured Notes

7

Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Bank, the Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

7.1

in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

7.2

in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

3

I.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

II.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

III.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

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Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement or under any applicable law.

9	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

10	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. LLC (the “Dealer”)

By:	/s/ Alex Lyakhov
Name: Alex Lyakhov
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Authorized Officer

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